The information in this preliminary pricing supplement is not complete and may be changed. We may not sell these Notes until the pricing supplement, the accompanying prospectus supplement and the accompanying prospectus (collectively, the “Offering Documents”) are delivered in final form. The Offering Documents are not an offer to sell these Notes and we are not soliciting offers to buy these Notes in any state where their offer or sale is not permitted.

Subject to Completion

PRELIMINARY PRICING SUPPLEMENT

Dated June 22, 2020

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-225551

(To Prospectus dated October 31, 2018 and

Prospectus Supplement dated October 31, 2018)

UBS AG $ Fixed-to-Floating Rate Notes due on or about January 10, 2023

The Fixed-to-Floating Rate Notes due on or about January 10, 2023 (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS” or the “issuer”) that have a term of approximately 30 months. The Notes will pay interest periodically on each interest payment date calculated using the day count convention, first at a fixed rate of 1.00% per annum for the first nine months and, thereafter, at a floating interest rate equal to 3-Month USD LIBOR plus 0.25% per annum, provided that such rate will not be less than 0.00%. Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Issuer:	UBS AG London Branch
Principal Amount & Denominations:	$1,000 per Note. The Notes will be issued in denominations of $1,000 per Note and any integral multiples of $1,000.
Original Offering/Issue Price:	$1,000 per Note
Pricing Date:	Expected to be July 8, 2020*
Issue Date:	Expected to be July 10, 2020*
Maturity Date:	Expected to be January 10, 2023.* The Notes are not subject to repayment prior to the maturity date.
Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest
Interest Payment Dates:	Quarterly; on the 10th day of each January, April, July and October, beginning October 10, 2020 and ending on the maturity date, subject to the business day convention.*
Interest Period:	The period from and including the previous interest payment date (or the issue date in the case of the first interest payment date) to and excluding the applicable interest payment date (which will also be the maturity date in the case of the final interest payment date).
Interest Rate:	For each of the first three interest periods (the “fixed interest period”): the Fixed Interest Rate.
For each subsequent interest period (the “floating interest period”): the Floating Interest Rate.
Fixed Interest Rate:	1.00% per annum
Floating Interest Rate:	For each Floating Interest Period, 3-Month USD LIBOR plus the spread, subject to the minimum interest rate. If 3-Month USD LIBOR is negative, the applicable floating interest rate will be computed giving effect to the negative rate, but in no event will the floating interest rate be less than the minimum interest rate.
Spread:	0.25% per annum
Minimum Interest Rate:	0.00%
3-Month USD LIBOR or Floating Reference Rate:

As of any interest determination date, the London interbank offered rate (“LIBOR”) for deposits in U.S. dollars for a period of three (3) months commencing as of such interest determination date, as displayed on Reuters screen “LIBOR01” (or any successor service or screen) as of 11:00 a.m., London time, on that date, or in such other manner or based on such other rate as discussed further herein under “3-Month USD LIBOR”.

Interest Reset Dates:	For each interest payment date during the floating interest period, the prior interest payment date.
Interest Determination Dates:	For each interest payment date during the floating interest period, two London business days preceding the applicable interest reset date.
Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.
London Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.
Business Day Convention:	Modified Following; Unadjusted
Day Count Convention:	30/360
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
CUSIP / ISIN:	90276BEE9 / US90276BEE92
*	In the event that we make any changes to the expected pricing date and issue date, we may adjust the interest payment dates and the maturity date to ensure that the stated term of the Notes remains the same.
You should carefully consider the risks described under "Risk Factors" beginning on page 1 herein and on S-5 of the accompanying prospectus supplement relating to the Notes, dated October 31, 2018 before purchasing any Notes.
See “Additional Information About UBS and the Notes” on page ii herein. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement and the accompanying prospectus, as modified by this document.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
Offering of Notes	Issue Price to Public(1)		Underwriting Discount(1)(2)		Proceeds to UBS AG(2)
	Total	Per Note	Total	Per Note	Total	Per Note
Fixed-to-Floating Rate Notes	$•	$1,000.00	$•	Up to $7.50	$•	At least $992.50
(1)	Notwithstanding the underwriting discount received by one or more third-party dealers from UBS Securities LLC described below, certain registered investment advisers or fee-based advisory accounts unaffiliated from UBS may purchase Notes from a third-party dealer at a purchase price of at least $992.50 per principal amount of the Notes, and such third-party dealer, with respect to such sales, may forgo some or all of the underwriting discount.
(2)	Our affiliate, UBS Securities LLC, will receive an underwriting discount of up to $7.50 per principal amount for each Note sold in this offering. UBS Securities LLC intends to re-allow the full amount of this discount to one or more third party dealers. Certain of such third-party dealers may resell the Notes to other securities dealers at the issue price to the public less the underwriting discount indicated in the above table. The per Note proceeds to UBS AG indicated above represent the minimum per Note proceeds. The actual per Note proceeds to UBS AG will depend on the underwriting discount actually applicable to the Note. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will reflect the total amount of the underwriting discount.

UBS Securities LLC	UBS Investment Bank

ADDITIONAL INFORMATION ABOUT UBS AND THE NOTES

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read these documents and any other documents related to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows:

●	Prospectus Supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002087/ub46174838-424b2.htm
●	Prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Fixed-to-Floating Rate Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying prospectus supplement” mean the UBS prospectus supplement, dated October 31, 2018 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated October 31, 2018.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein and in “Risk Factors” of the accompanying prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus, the accompanying prospectus supplement and this document, the following hierarchy will govern: first, this document; second, the accompanying prospectus supplement; and last, the accompanying prospectus.

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INVESTOR CONSIDERATIONS

The Notes may be suitable for you if:

■	You seek an investment with both a fixed interest rate and floating interest rate and are willing to invest in the Notes based on the fixed interest rate and floating interest rate indicated on the cover hereof.
■	You understand and are willing to accept the risks associated with the Floating Reference Rate, including the risk that it may be discontinued and replaced by an alternative reference rate.
■	You are willing to hold the Notes to maturity and accept that there may be no secondary market for the Notes.
■	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including but not limited to any repayment of principal.

The Notes may not be suitable for you if:

■	You seek an investment with either a fixed or variable rate of interest throughout the entire term of the Notes or are unwilling to invest in the Notes based on the fixed interest rate or floating interest rate indicated on the cover hereof.
■	You are unable or unwilling to hold the Notes to maturity or seek an investment for which there will be an active secondary market.
■	You do not understand or are unwilling to accept the risks associated with the Floating Reference Rate, including the risk that it may be discontinued and replaced by an alternative reference rate.
■	You are unwilling to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The investor considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Risk Factors” beginning on page 1 and the more detailed “Risk Factors” beginning on S-5 of the prospectus supplement for risks related to an investment in the Notes.

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RISK FACTORS

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors regarding an investment in the Notes.

The interest payable on each interest payment date during the fixed interest period may be less than market interest rates.

Because the interest payable on the Notes during the fixed interest period will be based on the fixed interest rate, the interest payable on any such interest payment date may be less than the interest you would have received if the Notes were based on the then-prevailing market interest rates. Interest rates are variable and subject to change based on a number of interrelated factors, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally. You should have a view as to the fixed interest rate relative to market interest rates throughout the fixed interest period.

The floating interest rate used to determine the interest payable on an interest payment date during the floating interest period is variable, may be less than the fixed interest rate and, in certain circumstances, may be as low as zero.

Because the interest payable on the Notes during the floating interest period will be based on the applicable floating interest rate, the interest payable on any such interest payment date will be variable, may be less than the interest you would have received based on the fixed interest rate and, in certain circumstances, may be as low as zero. The floating interest rate for each interest payment date during the floating interest period will be based on the applicable Floating Reference Rate, as determined on the corresponding interest determination date.

In addition, if 3-Month USD LIBOR as of any interest reset date was less than zero (a “negative interest rate”), 3-Month USD LIBOR would reduce the spread for that interest period and the floating interest rate for that interest period could be as low as the minimum interest rate of 0.00%. If the floating interest rate for an interest period is 0.00%, no interest will be paid on the applicable interest payment date.

The repayment of principal applies only at maturity.

You should be willing to hold your Notes to maturity. UBS will repay the principal amount of your Notes only if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment.

Credit risk of UBS.

The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including but not limited to any repayment of principal at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your investment.

LIBOR, and therefore the floating interest rate, interest payable on and market value of the Notes, may be volatile and will be influenced by a variety of unpredictable factors.

LIBOR, and therefore the floating interest rate, interest payable on and market value of the Notes, may be volatile and will be influenced by a a variety of unpredictable factors, including but not limited to:

•	interest and yield rates in the market;
•	changes in, or perceptions about future LIBOR rates;
•	general economic conditions;
•	policies of the U.S. Federal Reserve Board regarding interest rates;
•	supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	inflation and expectations concerning inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect markets generally and that may affect LIBOR; and
•	the time remaining to maturity.

These factors interrelate in complex and unpredictable ways, and the effect of one factor on the terms and features of your Notes at issuance and the market value of your Notes may offset or enhance the effect of another factor. The value of the Notes prior to maturity may be less than the principal amount, and may be significantly different than the amount expected at maturity.

The discontinuance of, or changes to, 3-Month USD LIBOR, or uncertainty regarding its future, may adversely affect the return on, and value of, the Notes.

Certain reference rates, including LIBOR, that are deemed to be "benchmarks" have been, and continue to be, the subject of ongoing national, international and other regulatory scrutiny and reforms. Some of these reforms are already effective, while others are still to be formulated or implemented. For example, since April 2013, the U.K. Financial Conduct Authority ("FCA") has regulated LIBOR, and regulators in other jurisdictions have increased oversight of other interbank offered rates ("IBORs") and similar benchmark rates. Efforts to transition from IBORs to alternative benchmark rates are underway in several jurisdictions. In July 2017, the FCA announced that it would not continue to regulate LIBOR or take other

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actions to sustain LIBOR beyond 2021, and urged users to plan the transition to an alternative reference rate. As a result, there can be no guarantee that LIBOR will exist after 2021 or, if it exists, that it will do so on the same basis as it currently does.

It is impossible to predict the scope and effect of (i) any changes in the methods by which LIBOR is determined and (ii) any other reforms or proposals affecting LIBOR. Any such changes to LIBOR may adversely affect the floating interest rate and, therefore, the return on and value of the Notes.

Unavailability of the 3-Month USD LIBOR.

As discussed further under “Reference Assets — LIBOR” in the accompanying prospectus supplement, if 3-Month USD LIBOR does not appear on the relevant screen at the relevant time on an interest determination date, then the calculation agent will request quotations from reference banks for either USD deposits in a representative amount to prime banks in the London interbank market or USD loans in a representative amount to leading European banks and, if at least two of either such quotation are received, then the applicable floating interest rate will be equal to the arithmetic average of such quotations. If, however, fewer than two quotations are received, the applicable floating interest rate will be set equal to the floating interest rate in effect for the immediately preceding interest period (or the fixed interest rate in the case of the first interest determination date). We refer to these alternative methods of determining 3-Month USD LIBOR as the "fallback mechanism".

Discontinuance of LIBOR; Use of an alternative reference rate

Notwithstanding the fallback mechanism, if the calculation agent determines that LIBOR (a) has been discontinued or (b) does not, or whose administrator or sponsor does not, fulfill any applicable legal or regulatory requirement, then the calculation agent shall appoint an independent advisor to determine an alternative reference rate that has replaced LIBOR in customary market usage or, if it determines that no alternative reference rate has replaced LIBOR, such other rate that it reasonably determines is most comparable to LIBOR, as discussed further in the accompanying prospectus supplement under “Reference Assets — Base Rate Replacement”. If the calculation agent is not able to appoint an independent advisor or the independent advisor fails to determine an alternative reference rate, then the calculation agent may determine an alternative reference rate itself. If an alternative reference rate is selected, the independent advisor or calculation agent, as applicable, may also change the definitions of spread, day count convention, business day, interest reset date, interest determination date and/or any other terms of the Notes as necessary to implement the alternative reference rate in a manner recognized or acknowledged as being consistent with customary market usage or having broad market support.

If the independent advisor or calculation agent, as the case may be, is unable or unwilling to determine an alternative reference rate, the applicable floating interest rate will be set equal to the floating interest rate in effect for the immediately preceding interest period (or the fixed interest rate in the case of the first interest determination date).

Notwithstanding the fallback mechanism and the ability to select an alternative reference (with corresponding adjustments to any terms of the Notes), the unavailability or discontinuance of 3-Month USD LIBOR may result in interest payments that are substantially lower than or that do not otherwise correlate over time with the payments that would have been made on the Notes if 3-Month USD LIBOR had remained available in its current form. Additionally, any such consequences could have an adverse effect on the market value and marketability of the Notes.

There may be no secondary market for the Notes.

The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may in its absolute and sole discretion and without notice stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to their intrinsic value and you may suffer substantial losses as a result.

The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuation of the Notes indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our valuation of the Notes determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of debt securities similar to the Notes. UBS Securities LLC and its affiliates reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

We expect that, generally, expectations regarding interest rates will affect the market value of the Notes.

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, only during the fixed interest period is the amount of interest payable on the Notes fixed.

Impact of fees on the secondary market price of the Notes.

Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to the public because the issue price to the public includes, and secondary market prices are likely to exclude, the underwriting discount, hedging costs, projected trading profit and any other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

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Potential conflicts of interest.

With regard to your Notes, from time to time, UBS and/or its affiliates may acquire or dispose of long or short positions in listed and/or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates (as described under in “Use of Proceeds and Hedging” in the accompanying prospectus supplement) which may adversely affect the market value of the Notes. UBS and its affiliates expect to engage in trading activities, relating to the above mentioned instruments that may affect interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests UBS and its affiliates will have in facilitating these transactions. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

Additionally, UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, and any other placement agent or third party dealer, including the sales representatives, may derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation in an amount up to the underwriting discount listed on the cover hereof per Note to any of our affiliates, other placement agents and/or third party dealers acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

Potentially inconsistent research, opinions or recommendations by UBS.

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

The Notes are not bank deposits.

An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder.

The Swiss Financial Market Supervisory Authority (“FINMA”) has broad statutory powers to take measures and actions in relation to UBS if (i) it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or (ii) UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis) after expiry of a deadline set by FINMA. If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. The resolution regime of the Swiss Banking Act is further detailed in the FINMA Banking Insolvency Ordinance (“BIO-FINMA”). In a restructuring proceeding, FINMA, as resolution authority, is competent to approve the resolution plan. The resolution plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. The BIO-FINMA provides that a debt-to-equity swap and/or a write-off of debt and other obligations (including the Notes) may only take place after (i) all debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital have been converted into equity or written-off, as applicable, and (ii) the existing equity of UBS has been fully cancelled. While the BIO-FINMA does not expressly address the order in which a write-off of debt instruments other than debt instruments qualifying as additional tier 1 capital or tier 2 capital should occur, it states that debt-to-equity swaps should occur in the following order: first, all subordinated claims not qualifying as regulatory capital; second, all other claims not excluded by law from a debt-to-equity swap (other than deposits); and third, deposits (in excess of the amount privileged by law). However, given the broad discretion granted to FINMA as the resolution authority, any restructuring plan in respect of UBS could provide that the claims under or in connection with the Notes will be partially or fully converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with, or even junior to, UBS’ obligations under the Notes. Consequently, holders of Notes may lose all or some of their investment in the Notes. In the case of restructuring proceedings with respect to a systemically important Swiss bank (such as UBS), the creditors whose claims are affected by the restructuring plan will not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan has been approved by FINMA, the rights of a creditor to seek judicial review of the restructuring plan (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. In particular, a court may not suspend the implementation of the restructuring plan. Furthermore, even if a creditor successfully challenges the restructuring plan, the court can only require the relevant creditor to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated or how it would be funded.

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3-MONTH USD LIBOR

“3-Month USD LIBOR” means as of any interest determination date, the London interbank offered rate (“LIBOR”) for deposits in U.S. dollars for a period of three (3) months commencing as of such interest determination date, as displayed on Reuters screen “LIBOR01” (or any successor service or screen, as determined by the calculation agent) as of 11:00 a.m., London time, on that date. If 3-Month USD LIBOR (i) cannot be determined as described in the prior sentence or (ii) (a) has been discontinued or (b) does not, or whose administrator or sponsor does not, fulfill any applicable legal or regulatory requirement, as determined in the manner specified in the accompanying prospectus supplement under the section “Reference Assets — LIBOR” or “Reference Assets — Base Rate Replacement”, respectively.

For additional information, please also read the risk factor “The discontinuance of, or changes to, 3-Month USD LIBOR, or uncertainty regarding its future, may adversely affect the return on, and value of, the Notes.” herein.

We obtained the information regarding the historical performance of 3-Month USD LIBOR below from Bloomberg Professional® service (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of 3-Month USD LIBOR should not be taken as an indication of its future performance.

Historically, 3-Month USD LIBOR has experienced significant fluctuations. Any historical upward or downward trend in 3-Month USD LIBOR during any period shown below is not an indication that the interest payable on the Notes during the floating interest period is more or less likely to increase or decrease at any time.

On June 18, 2020 3-Month USD LIBOR was 0.30638%. The graph below sets forth the historical performance of 3-Month USD LIBOR from January 1, 2010 through June 18, 2020. Past performance of 3-Month USD LIBOR is not indicative of future performance of 3-Month USD LIBOR.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Material U.S. Federal Income Tax Considerations”, including the section “— Notes treated as Indebtedness for U.S. Federal Income Tax Purposes”, in the accompanying prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Department (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possible with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

The Notes should be treated as debt for U.S. federal income tax purposes. Further, the Notes should be treated as “variable rate debt instruments”. Whether the Notes will be issued with original issue discount (“OID”), however, will depend upon the facts at the time of issuance of the Notes. If the determination were made as of the date hereof, the Notes should be treated as “variable rate debt instruments” issued with de minimis OID.

Based on certain factual representations received from us, our counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated as described above. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Sale, Exchange or Maturity of the Notes

Upon the disposition of a Note by sale, exchange, maturity or other taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but unpaid interest) and (2) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the U.S. holder’s cost of acquiring such Note. Assuming a Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital losses is subject to limitations.

Interest and Original Issue Discount

Whether the Notes are issued with original issue discount (“OID”) for U.S. federal income tax purposes will depend on the facts at the time that the Notes are issued. If the Notes are not treated as issued with OID (or are issued with only a de minimis amount of OID), then interest income generally will be taxable to you at the time it is received or accrued in accordance with your regular method of tax accounting.

If the Notes are treated as issued with OID, then the amount and accrual of that OID generally will be determined by (i) constructing a hypothetical note that replaces the initial fixed interest rate actually payable on the Notes with a “qualified floating rate,” determined such that the fair market value of the hypothetical note would be approximately the same as the fair market value of an actual Note, (ii) determining a “fixed rate substitute” for each of the two qualified floating rates on the hypothetical note described in clause (i), (iii) constructing an “equivalent fixed rate debt instrument” with terms that are identical to those provided under the Notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes determined in clause (ii) in lieu of the interest rates actually payable on the Notes, (iv) determining the amount of “qualified stated interest” and OID with respect to the equivalent fixed rate debt instrument described in clause (iii) under the rules generally applicable to fixed rate debt instruments, and (v) making appropriate adjustments to the qualified stated interest and OID determined under clause (iv) by increasing (or decreasing) qualified stated interest or OID if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument, treating this increase or decrease as an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period, and otherwise as an adjustment to OID.

Variable Rate Debt Instruments

In order to qualify as a “variable rate debt instrument”:

•	the issue price of the Note must not exceed the total amount of noncontingent principal payments on the Note by more than the product of such principal payments and the lesser of (i) 15% or (ii) the product of 1.5% and the number of complete years in the Note’s term, and
•	the Note must not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

For purposes of determining if a Note is a variable rate debt instrument, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A qualified floating rate (or objective rate, as described below) must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate, unless the variable rate is either:

•	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, or
•	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate (or objective rate) if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor, governor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, and is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is defined as a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within our control (or the control of one of our affiliates)

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or that is unique to our circumstances (or those of a related party)). The IRS may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percentage points. An objective rate is a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding permissible rate caps, floors, governors and similar restrictions as those discussed above).

Special rules apply to variable rate debt instruments to determine the amount of qualified stated interest and the amount and accrual of any OID. If the Note bears interest that is unconditionally payable or compounds at least annually at a single qualified floating rate or objective rate, all stated interest is treated as qualified stated interest. The accrual of any OID is determined by assuming the Note bears interest at a fixed interest rate equal to the issue date value of the qualified floating rate or qualified inverse floating rate or, in the case of any other objective rate, a fixed internal rate that is equal to the reasonably expected yield for the Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

If the Note bears interest at a qualifying variable rate other than a single qualified floating rate or objective rate, the amount and accrual of OID generally are determined by (i) determining a fixed rate substitute for each variable rate as described in the preceding paragraph, (ii) determining the amount of qualified stated interest and OID by assuming the Note bears interest at those substitute fixed rates and (iii) making appropriate adjustments to the qualified stated interest and OID so determined for actual interest rates under the Note. However, if that qualifying variable rate includes a fixed rate, the Note is generally treated for purposes of applying clause (i) of the preceding sentence as if it provided for an assumed qualified floating rate (or qualified inverse floating rate if the actual variable rate is a qualified inverse floating rate) that would cause the Note to have approximately the same fair market value, and the rate is used in lieu of the fixed rate.

Medicare Tax on Net Investment Income

U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. U.S. holders are urged to consult their tax advisors as to the application of this reporting obligation to your ownership of the Notes.

Tax Treatment of Non-U.S. Holders

Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments or gain realized on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments or gain realized on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for more than 182 days in the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

You are urged to consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST); SECONDARY MARKETS (IF ANY)

We will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover hereof. UBS Securities LLC intends to resell the Notes to one or more third-party dealers at the issue price to public less the underwriting discount indicated on the cover hereof. Certain of such third-party dealers may resell the Notes to other securities dealers at the issue price to the public less the underwriting discount indicated on the cover hereof. The per Note proceeds to UBS AG indicated on the cover hereof represent the minimum per Note proceeds. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will reflect the total amount of the underwriting discount. Certain unaffiliated registered investment advisers or fee-based advisory accounts may purchase Notes from a third-party dealer at a purchase price of at least $992.50 per principal amount of the Notes, and such third-party dealer, with respect to such sales, may forgo some or all of the underwriting discount.

Conflicts of Interest

UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ valuation of the Notes at that time

The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the pricing date in the secondary market is expected to exceed the valuation of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 6 months after the pricing date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers, see “Risk Factors — There may be no secondary market for the Notes”, “Risk Factors —The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements” and “Risk Factors — Impact of fees on the secondary market price of the Notes” herein.

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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You should rely only on the information incorporated by reference or provided in this preliminary pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this preliminary pricing supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Preliminary Pricing Supplement

Additional Information About UBS and the Notes	ii
Investor Considerations	iii
Risk Factors	1
3-Month USD LIBOR	4
United States Federal Tax Considerations	5
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	7

Prospectus Supplement

Prospectus Supplement Summary	S-1
What are the Notes?	S-1
The Notes are Part of a Series	S-1
Specific Terms of each Note Will Be Described in the Applicable Pricing Supplement	S-2
What Are Some of the Risks of the Notes?	S-2
What Are the Tax Consequences of the Notes?	S-3
Risk Factors	S-5
Risks Related to Certain Features of the Notes	S-6
Risks Related to Liquidity and Secondary Market Issues	S-13
Risks Related to General Characteristics of Reference Assets and Reference Baskets	S-14
Hedging Activities and Conflicts of Interest	S-15
Risks related to taxation issues	S-17
General Terms of the Notes	S-18
Denomination	S-18
Payment at Maturity	S-18
Interest	S-18
Original Issue Discount	S-18
Issue Price and Variable Price Offer	S-18
Interest Payment Dates	S-19
Interest Reset Dates	S-19
Maturity Date	S-19
Reissuances or Reopened Issues	S-19
Business Days	S-19
Business Day Conventions	S-20
Regular Record Dates for Interest	S-21
Redemption Price Upon Optional Tax Redemption	S-21
Default Amount on Acceleration	S-21
Default Amount	S-21
Default Quotation Period	S-21
Qualified Financial Institutions	S-22
Manner of Payment	S-22
Role of Calculation Agent	S-22
Booking Branch	S-22
Currency of Notes	S-22
Interest Rate Mechanics	S-23
Fixed Rate Notes	S-23
Floating Rate Notes	S-23
Day Count Conventions	S-24
Certain Features of the Notes	S-27
Fixed-to-Floating Rate	S-27
Rate Cut-off	S-27
Floating Rate Conversion Notes	S-27
Step Up and Step Down Notes	S-27
Bull Notes	S-28
Digital Notes	S-28
Inverse Floating Rates	S-28
Maximum Return, Maximum Rate, Ceiling or Cap	S-28
Minimum Rate or Floor	S-29
Spread	S-29
Multiplier	S-29

Ranges or Range Accruals	S-29
Initial Level	S-29
Final Level	S-29
Issuer Fee	S-29
Reference Equity Indices linked Notes	S-29
Autocallable Notes	S-30
Reference Assets	S-32
CMS Rate (USD)	S-32
CMT Rate	S-33
Consumer Price Index (CPI)	S-35
EURIBOR	S-36
Federal Funds (Effective) Rate	S-37
Federal Funds (Open) Rate	S-38
LIBOR	S-38
Prime Rate	S-39
Special Rate Calculation Terms	S-40
Reference Equity Indices	S-41
Use of Proceeds and Hedging	S-45
Material U.S. Federal Income Tax Consequences	S-46
Certain ERISA Considerations	S-61
Supplemental Plan of Distribution (Conflicts of Interest)	S-62

Prospectus

Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS, Its Management and Others	6
UBS	7
Swiss Regulatory Powers	10
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	32
Legal Ownership and Book-Entry Issuance	47
Considerations Relating to Indexed Securities	52
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	55
U.S. Tax Considerations	58
Tax Considerations Under the Laws of Switzerland	69
Benefit Plan Investor Considerations	71
Plan of Distribution	73
Conflicts of Interest	75
Validity of the Securities	76
Experts	76

$

UBS AG Fixed-to-Floating Rate
Notes due January 10, 2023

Preliminary Pricing Supplement dated June 22, 2020
(To Prospectus Supplement dated October 31, 2018
and Prospectus dated October 31, 2018)

UBS Investment Bank
UBS Securities LLC